List of Subsidiaries

OSO Beverages Corp., a Delaware corporation and a wholly owned subsidiary.

Captive Brands, Corp., a Delaware corporation and a wholly owned subsidiary.

Fury Distribution Holdings LLC, a New York limited liability company and a wholly owned subsidiary of OSO Beverages Corp.